Capay Mills

Profit and Loss
January - October, 2021

	TOTAL
Income	
Milling Revenue	52.00
Discounts given	-344.24
Freight Income	197.00
Product Sales	36,590.13
Stripe Refunds	-341.74
Stripe Sales	19,191.06
Total Milling Revenue	**55,344.21**
Sales of Product Income	5.46
Total Income	**$55,349.67**
Cost of Goods Sold	
Cost of Goods Sold - Milling	40.00
Booth Fee	2,603.00
Cost of labor	1,643.35
Freight & Delivery	436.00
Grain Purchases	9,857.30
Packaging	3,428.06
Storage Fees	393.20
Supplies & Materials	21.33
Total Cost of Goods Sold - Milling	**18,422.24**
Total Cost of Goods Sold	**$18,422.24**
GROSS PROFIT	**$36,927.43**
Expenses	
Farming Expenses	0.00
Crop Supplies	717.26
Equipment Parts and Repairs - Farming	796.23
Farm production expense/material	641.79
Irrigation	183.72
Land Lease	1,810.00
On-farm fuel	197.35
Seed	69.29
Total Farming Expenses	**4,415.64**
Market Expenses	293.06
Milling Expenses	0.00
Advertising/Promotional	387.84
Bad Debts	89.24
Bank Charges	28.82

Capay Mills

Profit and Loss
January - October, 2021

	TOTAL
Brand and Identity Design	2,000.00
Building maintenance	450.70
Car and Truck Expenses	0.00
DMV	603.00
Fuel	209.94
Repairs and Service	1,525.97
Total Car and Truck Expenses	**2,338.91**
Computer & Software Expense	837.19
Dues & Subscriptions	162.00
Education/Training	328.13
Equipment Rental	225.00
Equipment Repairs - Milling	104.18
Insurance	0.00
Commercial vehicle insurance	1,237.48
Insurance - Liability	1,951.80
Total Insurance	**3,189.28**
Interest Expense	451.48
Legal & Professional Fees	2,173.06
Meals Expense	36.36
Merchant Fees	522.64
Office Expenses	513.22
Other General and Admin Expenses	60.00
Other Miscellaneous Service Cost	14.95
Parking/Tolls	436.00
Payroll Expenses	0.00
Payroll Service Fees	581.29
Payroll Taxes	990.57
Wages	8,905.55
Total Payroll Expenses	**10,477.41**
Pest Control	150.00
QuickBooks Payments Fees	172.29
Rent or Lease	7,750.00
Shipping	3,052.99
Shop Supplies	655.19
Square Fees	410.45
Stripe Fees	766.69
Supplies & Materials	1,649.79
Taxes & Licenses	1,499.21
Tools	64.41
Utilities	2,509.49
Workman's Comp Insurance	824.00
Total Milling Expenses	**44,330.92**

Capay Mills

Profit and Loss
January - October, 2021

	TOTAL
Other Fees	40.00
Total Expenses	**$49,079.62**
NET OPERATING INCOME	$ -12,152.19
Other Income	
Interest Earned	0.25
Other Ordinary Income	0.00
Total Other Income	**$0.25**
Other Expenses	
Charitable donation	108.30
Total Other Expenses	**$108.30**
NET OTHER INCOME	$ -108.05
NET INCOME	$ -12,260.24

Note
UNAUDITED FOR INTERNAL USE ONLY